UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Explanatory Note

On May 9, 2023, Oatly Group AB (the “Company”) announced that Global President Jean-Christophe Flatin will become the Company’s next Chief Executive Officer, effective June 1, 2023, and that Toni Petersson will transition to become Co-Chairman of the Board of Directors on the same date.

Press Release

A press release issued by the Company announcing the foregoing is included as an exhibit to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated May 9, 2023 (furnished herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: May 9, 2023	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer